Exhibit 99.1
New Board of Directors Appointed at Satyam
Hyderabad, INDIA, January 11, 2009: Satyam Computer Services Limited (NYSE: SAY) is glad that the Minister of Corporate Affairs has appointed three distinguished members to a newly formed Board, for the company.
“Satyam welcomes this key development, which will ensure the company’s continued operations, help maintain customer confidence and associate morale, and restore investor trust. The new members are eminent and accomplished leaders, recognized in India and around the world for their expertise in finance, law, business administration and the IT services industry. Satyam’s leadership team pledges to work closely and in full cooperation with them,” the company said.
The board is expected to meet within the next 24 hours.
“This is a vital stabilizing development for Satyam, and a key step in affirming the company’s determination to turn a new chapter in its history. It is the best news we’ve received in the past few weeks,” a company spokesperson added.

Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global Satyam PR representatives at:

India	Deepa Jayaraman deepa.jayaraman@ipan.com
+91-981-980-8681

Ajith Henry ajith.henry@ipan.com
+91-982-081-4870

US	Melissa Baratta mbaratta@ricochetpr.com
+1-212-679-3300 ext. 118

Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com
+44-783-010-3838

Asia-Pacific	Dan Bleakman Dan@howorth.com.au
+61-439-408-484

Reshma Wad Jain Reshma@wer1.net
+65-98-140-507